UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-39481

PainReform LTD.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 6, 2026, the Adjourned Annual General Meeting of Shareholders of PainReform Ltd. (the “Company”) approved each of the six proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, dated November 25, 2025, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on November 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAINREFORM LTD.

Date: January 6, 2026	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board and Interim Chief Executive Officer